Mail Stop 7010

      October 25, 2005



Mr. Peter M. Pizza
Vice President and Chief Financial Officer
Principal Financial Officer and Principal Accounting Officer
AMREP Corporation
641 Lexington Avenue, 6th Floor
New York, New York 10022

	RE: 	Form 10-K for the Fiscal Year ended April 30, 2005
Form 10-Q for the Fiscal Quarter ended July 31, 2005
                    	File No. 1-04702


Dear Mr. Pizza:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended April 30, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies and Estimates, page 8
2. Please expand your discussion of critical accounting policies to address the following:
* Please provide a quantitative discussion of changes in your overall financial performance if you were to assume that the accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. For example, we would expect to see a detailed discussion of the significant assumptions used in arriving at your allowance for magazine sales returns; and
* Please provide a quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on your overall financial performance.
Refer to SEC Releases 33-8040, 33-8098, and 33-8350.

Management`s Discussion and Analysis - Results of Operations, pages 8 through 10
3. Expand your discussion to provide a more detailed and comprehensive discussion of the revenues and expenses related to your fulfillment services and newsstand distribution services segments. Specifically identify the nature of the material costs associated with these separate segments and how changes in these costs impact these segment`s results of operations. Clarify why there was no apparent sales growth in your fulfillment services or newsstand distribution services (apart from the additional distribution contracts acquired during the period) and what your expectations are with regard to future growth trends.

Financial Statements

Note 1 - Summary of Significant Accounting Policies - Newsstand Distribution Services Revenue Recognition and related Accounts Receivable and Accounts Payable
4. Expand your revenue recognition policy so that readers may better understand how your generate revenues related to your Newsstand Distribution Services as well as how and when you are obligated to the publisher for products printed and distributed to your wholesalers and how and when you receive payments from your wholesalers.
* We note that you recognize your revenue related to your Newsstand
Distribution Services on a net basis; that is you only recognize commission revenue from your publishers and not the gross amount related to the products you deliver to your wholesalers. It seems however, based on the significance of accounts receivable and payable balances in relation to the revenues you recognize that you are responsible to your publisher for the cost of the product you deliver to your wholesalers and, in turn, your wholesalers are obligated to you for the cost of product. Please revise your disclosures to clarify how and when you recognize amounts due to your publisher and amounts owed from your wholesaler.
* We note that you are responsible for determining the number of copies of each issue to be distributed by the publishers` printers.
Revise your disclosures to what extent you are obligated to the publishers for copies distributed to your wholesalers but unsold as of the "off-sale" date.
* Revise your disclosures to separately identify your accounts payable due to your publishers, accounts receivable from your wholesalers and indicate how changes in these accounts impacts your results of operations.
* You disclose that you recognize distribution commission revenue at the time the publication goes on sale. We assume that the "on sale" date always occurs after the product is delivered to your wholesaler.
Please revise your disclosures to clarify.
5. Please explain in Management`s Discussion and Analysis why your allowance for estimated returns of $57,524,000 in 2005 and $53,808,000 in 2004 related to your magazine circulation operations are high in relation to the historical level of returns disclosed in your Schedule II - Valuation and Qualifying Accounts and the amount of accounts receivable that mature within one year of $110,513,000 in
2005 and $98,388,000 in 2004.
6. As presented in your Schedule II, we note that you have recorded a
$3.8 million charge, $10.0 million credit and $8.0 million charge during 2005, 2004 and 2003. Clarify where these charges are reflected in your financial statements and expand Management`s Discussion and Analysis to discuss these apparently material amounts.
7. Please provide the credit risks disclosure arising from the concentration of 44% and 45% of your accounts receivable in 2004 and
2005 with three customers.  Please refer to paragraph 15A of SFAS
107.



Note 1 - Summary of Significant Accounting Policies - Land Sales, page 20
8. You disclose that profit on land sales is recorded in its entirety or on the installment method depending upon your ability to collect the unpaid sales price. You do not address whether profit on the accrual method is recorded only in those cases where there are no significant remaining obligations for construction or development. Please revise your revenue recognition policy for land sales to address all of the conditions required for recognizing land sales under the full accrual method and the installment method covered by paragraphs 45-48 of SFAS 66. Please confirm that a single method of recognizing profit is applied to all sales transactions within a project and provide the retail land sales disclosures required by paragraph 50 of SFAS 66.
9. Disclose how you determine the cost of land sales. Refer to SFAS
67.

Note 2 - Discontinued Operations, page 23
10. Disclose the revenues and pre tax profit or loss related to your water utility subsidiary. Refer to paragraph 47c of SFAS 144.

Note 7 - Other Assets, page 25
11. Please expand your disclosure to describe the assets that comprise your deferred charges, net, and the estimated amortization period of these deferred charges. As discussed in Note 12, we assume some of these deferred charges relate to the intangible assets recorded upon completion of the 2003 and 2004 acquisitions. If material, please provide the intangible asset amortization disclosures required by paragraphs 45-46 of SFAS 142.

Note 13 - Commitments and Contingencies: Land sales contracts, page
30
12. Clarify how you have accounted for the conditional sales contracts related to the 1,180 lots in Rio Rancho, New Mexico.

Item 9A - Controls and Procedures, page 34
13. You stated that disclosure controls and procedures are
effective,
in all material respects, to provide reasonable assurance that the information required to be disclosed in the reports the company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time frame specified in
the Securities and Exchange Commission`s rules and forms.   Please
confirm to us, in unqualified language that, if true, your disclosure controls and procedures were effective as of April 30, 2005 and July
31, 2005. In addition, please note that you have provided an incomplete definition of disclosure controls and procedures per Rules
13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us, and revise in future filings your definition to clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also revise to state whether controls are effective or not effective as the case may be.


Form 10-Q for the period ended July 31, 2005

General
14. Please address the comments above in your interim filings as well.



*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.



          						Sincerely,



								Rufus Decker
								Branch Chief
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Peter M. Pizza
AMREP Corporation
October 25, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE